Filed by Access Midstream Partners, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Williams Partners L.P.

Commission File No.: 001-32599

On October 29, 2014, Access Midstream Partners, L.P. issued a press release announcing its third quarter 2014 results, which included discussion of the proposed merger of Williams Partners L.P. with and into Access Midstream Partners, L.P. Below is a copy of such release.

News Release

FOR IMMEDIATE RELEASE

OCTOBER 29, 2014

ACCESS MIDSTREAM PARTNERS, L.P. REPORTS FINANCIAL

RESULTS FOR THE 2014 THIRD QUARTER

Partnership Reports 2014 Third Quarter Adjusted EBITDA of $319 Million, Adjusted Distributable Cash Flow of $244 Million and Net Income of $41 Million

Partnership Increases Quarterly Distribution to $0.615 per Unit

OKLAHOMA CITY, OKLAHOMA, OCTOBER 29, 2014 – Access Midstream Partners, L.P. (NYSE:ACMP) today announced financial results for the 2014 third quarter. The Partnership’s adjusted EBITDA for the 2014 third quarter totaled $318.8 million, an increase of $91.8 million, or 40.4%, from 2013 third quarter adjusted EBITDA of $227.0 million. Net income attributable to the Partnership totaled $41.2 million in the 2014 third quarter, a decrease of $37.0 million, or 47.3%, from 2013 third quarter net income of $78.2 million. Distributable cash flow (DCF) for the 2014 third quarter totaled $120.0 million, a decrease of $51.5 million, or 30.0%, from 2013 third quarter DCF of $171.5 million and resulted in a distribution coverage ratio of 0.82. After excluding the impact of one-time Williams transaction related costs, adjusted DCF for the 2014 third quarter totaled $243.8 million, an increase of $72.3 million, or 42.2%, from 2013 third quarter DCF and resulted in an adjusted distribution coverage ratio of 1.67. Financial terms are defined on pages two through four of this release.

Throughput for the 2014 third quarter totaled 380.2 billion cubic feet (bcf) of natural gas, or 4.13 bcf per day, an increase of 8.7% from 2013 third quarter throughput of 3.80 bcf per day. Throughput increased in the Partnership’s Marcellus, Utica, Eagle Ford, Niobrara and Haynesville Shale regions. Partnership revenues for the 2014 third quarter totaled $313.8 million, an increase of $52.9 million, or 20.3%, compared to 2013 third quarter revenues of $260.9 million. Revenues in both periods exclude revenues attributable to the Partnership’s equity investments as those revenues are accounted for as part of the Partnership’s investments in unconsolidated affiliates. If the Partnership’s proportional share of revenue from equity investments was included, revenue for the 2014 third quarter would have totaled $405.6 million, an increase of $78.1 million, or 23.8%, compared to the 2013 third quarter.

Capital expenditures during the 2014 third quarter totaled $271.7 million, including maintenance capital expenditures of $32.5 million. These capital expenditures included $83.8 million for the Partnership’s share of capital expenditures in entities accounted for as equity investments. Capital expenditures during the nine months ended September 30, 2014 totaled $911.5 million, including maintenance capital expenditures of $97.5 million. These capital expenditures included $306.6 million for the Partnership’s share of capital expenditures in entities accounted for as equity investments.

INVESTOR CONTACT:	MEDIA CONTACTS:		ACCESS MIDSTREAM
John Porter (918) 573-0797 InvestorRelations@williams.com	Debbie Nauser (405) 727-1612 debbie.nauser@accessmidstream.com	Chris Callahan (405) 727-1186 chris.callahan@accessmidstream.com	525 Central Park Drive Oklahoma City, OK 73105

Partnership Increases Cash Distribution

On October 23, 2014, the Board of Directors of the Partnership’s general partner declared a quarterly cash distribution of $0.615 per unit for the 2014 third quarter, a $0.08, or 15.0%, per unit increase over the 2013 third quarter distribution and a $0.02, or 3.4%, per unit increase over the 2014 second quarter distribution. The distribution will be paid on November 14, 2014 to unitholders of record at the close of business on November 7, 2014. DCF of $120.0 million for the 2014 third quarter provided distribution coverage of 0.82 times the amount required for the Partnership to fund the distribution to the general partner and the limited partners. Adjusted DCF of $243.8 million for the 2014 third quarter provided adjusted distribution coverage of 1.67 times the amount required for the Partnership to fund the distribution to the general partner and the limited partners.

Management Comments

J. Mike Stice, Access Midstream Partners’ Chief Executive Officer, commented, “The business continues to execute at a very high level in 2014 resulting in continued record volume performance and very strong financial results. During four consecutive weeks in September, we achieved average gross daily gathering volumes in excess of 6.0 bcf per day thanks to the terrific work by our operating teams across all regions. We will continue to focus on delivering best in class gathering and processing services to our customers so together we can achieve additional significant milestones in the future.”

Williams Transaction

On July 1, 2014, The Williams Companies, Inc. (NYSE: WMB) (“Williams”) acquired all of the interests in ACMP and ACMP’s general partner that were previously held by entities affiliated with Global Infrastructure Partners. Williams now owns 100% of and controls ACMP’s general partner. On June 15, 2014, Williams proposed the merger of Williams Partners L.P. (NYSE:WPZ) (“WPZ”) with and into a subsidiary of ACMP.

On October 26, 2014, the Partnership, Williams and WPZ announced that WPZ and the Partnership have entered into a merger agreement. Williams owns controlling interests in the two master limited partnerships (MLP). Upon completion of the merger, expected to occur by early 2015, the merged MLP is anticipated to be one of the largest and fastest growing MLPs with expected 2015 adjusted EBITDA of approximately $5 billion, industry-leading 10% to 12% annual limited partner unit distribution growth rate through the 2017 guidance period and with expected strong growth beyond. Full financial guidance for the merged MLP is expected to be announced following completion of the merger.

Conference Call Information

The Partnership, Williams and WPZ have scheduled a Q&A live webcast on Thursday, Oct. 30, at 9:30 a.m. EDT to discuss third-quarter 2014 financial results. The combined investor call reflects Williams’ acquisition of controlling interests in the Partnership on July 1, 2014. Executive management from Williams and the Partnership will participate in the call. A limited number of phone lines will be available at (888) 882-4672. International callers should dial (719) 325-4746. A link to the webcast, as well as replays of the webcast in both streaming and downloadable podcast formats, will be available for two weeks following the event at www.accessmidstream.com, www.williams.com, and www.williamslp.com.

Use of Non-GAAP Financial Measures

This press release and accompanying schedules include the non-GAAP financial measures of adjusted EBITDA, DCF and adjusted DCF. The accompanying schedules provide reconciliations of these non-GAAP financial measures to their most directly comparable financial measures calculated and presented in accordance with GAAP. Non-GAAP financial measures should not be considered as an alternative to GAAP measures such as net income, net cash provided by operating activities or any other measure of liquidity or financial performance calculated and presented in accordance with GAAP. Investors should not consider adjusted EBITDA, DCF or adjusted DCF in isolation or as a substitute for analysis of the Partnership’s results as reported under GAAP. Because these non-GAAP financial measures may be defined differently by other companies in our industry, the Partnership’s definition of adjusted EBITDA, DCF and adjusted DCF may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

Adjusted EBITDA. The Partnership’s partnership agreement defines adjusted EBITDA as net income (loss) before income tax expense, interest expense, depreciation and amortization expense and certain other items management believes affect the comparability of operating results. Adjusted EBITDA is a non-GAAP financial measure that management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

•	The Partnership’s operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to capital structure, historical cost basis or financing methods;

•	The Partnership’s ability to incur and service debt and fund capital expenditures;

•	The ability of the Partnership’s assets to generate sufficient cash flow to make distributions to unitholders; and

•	The viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

Management believes it is appropriate to exclude certain items from EBITDA because management believes these items affect the comparability of operating results. The Partnership believes that the presentation of adjusted EBITDA in this press release provides information useful to investors in assessing its financial condition and results of operations. The GAAP measure most directly comparable to adjusted EBITDA is net income.

Distributable Cash Flow. The Partnership defines DCF as adjusted EBITDA attributable to the Partnership adjusted for:

•	Addition of interest income;

•	Subtraction of net cash paid for interest expense;

•	Subtraction of maintenance capital expenditures; and

•	Subtraction of income taxes.

Management compares the DCF the Partnership generates to the cash distributions it expects to pay its partners. Using this metric, management computes a distribution coverage ratio. DCF is an important non-GAAP financial measure for our limited partners since it serves as an indicator of our success in providing a cash return on investment. Specifically, this financial measure indicates to investors whether or not the Partnership is generating cash flows at a level that can sustain or support an increase in its quarterly cash distributions. DCF is also a quantitative standard used by the investment community with respect to publicly traded partnerships because the value of a partnership unit is in part measured by its yield, which is based on the amount of cash distributions a partnership can pay to a unitholder. The GAAP measure most directly comparable to DCF is net cash provided by operating activities.

Access Midstream Partners, L.P. owns and operates natural gas midstream assets across nine states, with an average net throughput of approximately 4.13 billion cubic feet per day and more than 6,773 miles of natural gas gathering pipelines. Headquartered in Oklahoma City, the Partnership’s operations are focused on the Barnett, Eagle Ford, Haynesville, Marcellus, Niobrara and Utica Shales and the Mid-Continent region of the U.S. For more information about Access Midstream Partners, visit www.accessmidstream.com.

Important Information:

In connection with the proposed merger of ACMP and WPZ, ACMP will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a consent statement of WPZ that will also constitute a prospectus of ACMP. WPZ will mail the consent statement/prospectus to the holders of WPZ units. Investors are urged to read the consent statement/prospectus and other relevant documents filed with the SEC regarding the proposed transaction when they become available, because they will contain important information. The consent statement/prospectus and other documents that will be filed by ACMP and WPZ with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made either to Access Midstream Partners L.P., 525 Central Park Drive, Oklahoma City, Oklahoma 73105, Attention: Investor Relations, or to Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

ACMP, WPZ and certain of their directors and executive officers may be deemed to be “participants” (as defined in Schedule 14A under the Exchange Act) in respect of the proposed transaction. Information about ACMP’s directors and executive officers is available in ACMP’s annual report on Form 10-K for the fiscal year ended December 31, 2014, as amended, initially filed with the SEC on February 21, 2014. Information about WPZ’s directors and executive officers is available in WPZ’s annual report on Form 10-K for the fiscal year ended December 31, 2013 filed with the SEC on February 26, 2014. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction. Investors should read the consent statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from WPZ or ACMP using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This press release and other public announcements of ACMP, Williams and WPZ may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. You typically can identify forward-looking statements by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “proposed,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will,” “assumes,” “guidance,” “outlook,” “in service date” or other similar expressions. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

•	The closing and expected timing of the proposed merger of ACMP and WPZ (the “Proposed Merger”);

•	The levels of dividends to Williams stockholders;

•	Expected levels of cash distributions and distribution coverage by ACMP and WPZ, or the merged partnership, with respect to general partner interests, incentive distribution rights, and limited partner interests;

•	The expected benefits of the Proposed Merger;

•	The expected timing of the drop-down of Williams’ remaining NGL & Petchem Services assets and projects;

•	Expected credit ratings;

•	Amounts and nature of future capital expenditures;

•	Expansion and growth of our business and operations;

•	Financial condition and liquidity;

•	Business strategy;

•	Cash flow from or results of operations;

•	Seasonality of certain business components;

•	Natural gas, natural gas liquids, and olefins prices, supply, and demand; and

•	Demand for our services.

Forward-looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this presentation. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

•	Whether WPZ, ACMP, or the merged partnership will produce sufficient cash flows to provide the level of cash distributions we expect;

•	Whether Williams is able to pay current and expected levels of dividends;

•	The credit ratings of ACMP or WPZ or the merged partnership determined by nationally-recognized credit rating agencies;

•	Availability of supplies, market demand, and volatility of commodity prices;

•	Inflation, interest rates, and fluctuation in foreign exchange rates and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on customers and suppliers);

•	Exposure to the credit risk of our customers and counterparties;

•	ACMP’s dependence on Chesapeake Energy Corporation, Total E&P USA, Inc., Mitsui & Co., Anadarko Petroleum Corporation and Statoil for a majority of its revenues;

•	The strength and financial resources of our competitors and the effects of competition;

•	Whether we are able to successfully identify, evaluate and execute investment opportunities;

•	Our ability to acquire new businesses and assets and successfully integrate those operations and assets, including ACMP’s business, into our existing businesses as well as successfully expand our facilities;

•	The impact of operational and developmental hazards and unforeseen interruptions;

•	The ability to recover expected insurance proceeds related to the Geismar plant;

•	ACMP’s dependence on Exterran Partners, L.P. for a significant portion of its compression capacity;

•	Our ability to operate assets on land owned by third parties or to access to third-party pipelines interconnected to our gathering systems;

•	Costs of, changes in, or the results of laws, government regulations (including safety and environmental regulations), environmental liabilities, litigation, and rate proceedings;

•	Williams’ costs and funding obligations for defined benefit pension plans and other postretirement benefit plans sponsored by its affiliates;

•	WPZ’s allocated costs for defined benefit pension plans and other postretirement benefit plans sponsored by its affiliates;

•	Changes in maintenance and construction costs;

•	Changes in the current geopolitical situation;

•	Risks related to financing, including restrictions stemming from debt agreements, future changes in credit ratings and the availability and cost of capital;

•	Development of alternative energy sources;

•	The amount of cash distributions from and capital requirements of our investments and joint ventures in which we participate;

•	Risks associated with weather and natural phenomena, including climate conditions;

•	Acts of terrorism, including cybersecurity threats and related disruptions; and

•	Additional risks described in our filings with the Securities and Exchange Commission (SEC).

Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward looking statement, we caution investors not to unduly rely on our forward-looking statements. We disclaim any obligations to and do not intend to update the above list or announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

In addition to causing our actual results to differ, the factors listed above may cause our intentions to change from those statements of intention set forth in this announcement. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise.

Investors are urged to closely consider the disclosures and risk factors in ACMP’s annual report on Form 10-K filed with the SEC on February 21, 2014 as amended by its Form 10-K/A filed with the SEC on March 3, 2014, Williams’ and WPZ’s annual reports on Form 10-K each filed with the SEC on Feb. 26, 2014 and each of their respective quarterly reports on Form 10-Q available from their offices or websites at www.accessmidstream.com, www.williams.com, and www.williamslp.com.

Access Midstream Partners, L.P.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per unit data)

(unaudited)

	Three Months Ended September 30,
	2014	2013
Revenues(1)	$313,849	$260,943
Operating Expenses
Operating expenses	116,652	83,533
Depreciation and amortization expense(2)	66,454	77,086
General and administrative expense	84,657	24,470
Other operating expense (income)	2,799	(239)

Total operating expenses	270,562	184,850

Operating income	43,287	76,093
Other income (expense)
Income from unconsolidated affiliates	53,067	32,835
Interest expense	(44,353)	(28,600)
Other income	212	236

Income before income tax expense	52,213	80,564
Income tax expense	311	1,353

Net income	51,902	79,211
Net income attributable to noncontrolling interests	10,684	994

Net income attributable to Access Midstream Partners, L.P.	$41,218	$78,217

Limited partner interest in net income
Net income attributable to Access Midstream Partners, L.P.	$41,218	$78,217
Less general partner interest in net income	(26,666)	(12,591)

Limited partner interest in net income	$14,552	$65,626

Net income per limited partner unit – basic and diluted
Common units	$0.03	$0.22
Subordinated units	$—	$0.33
Weighted average limited partner units outstanding used for net income per unit calculation – basic and diluted (in thousands)
Common units	191,497	144,248
Subordinated units	—	33,787

(1)	Excludes revenue from equity investments of $91.7 million and $66.5 million for the three months ended September 30, 2014 and 2013, respectively that is included in Income from Unconsolidated Affiliates.

If either Chesapeake Energy Corporation (“Chesapeake”) or Total E&P USA, Inc. (“Total”) does not meet its minimum volume commitment to the Partnership in the Barnett Shale region or Chesapeake does not meet its minimum volume commitment in the Haynesville Shale region under the relevant gas gathering agreement for specified annual periods, Chesapeake or Total is obligated to pay the Partnership a fee equal to the applicable fee for each mcf by which the applicable party’s minimum volume commitment for the year exceeds the actual volumes gathered on the Partnership’s systems. Should payments be due under the minimum volume commitment with respect to any year, the Partnership recognizes the associated revenue in the fourth quarter of that year.

(2)	In July 2014, the Partnership reassessed the estimated useful lives of its gathering systems. Through this assessment, the Partnership increased the useful lives of its gathering systems from 20 years to 30 years. In accordance with FASB ASC 250, the Partnership determined that the change in depreciation method is a change in accounting estimate, and accordingly, the change will be applied on a prospective basis. The effect of this change in estimate resulted in a decrease in depreciation expense for the three months ended September 30, 2014, by approximately $29.7 million, or by approximately $0.16 per unit.

Access Midstream Partners, L.P.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per unit data)

(unaudited)

	Nine Months Ended September 30,
	2014	2013
Revenues(1)	$883,861	$745,144
Operating Expenses
Operating expenses	307,088	249,140
Depreciation and amortization expense(2)	241,974	215,605
General and administrative expense	156,094	73,293
Other operating expense	4,287	1,744

Total operating expenses	709,443	539,782

Operating income	174,418	205,362
Other income (expense)
Income from unconsolidated affiliates	144,008	91,588
Interest expense	(125,829)	(83,394)
Other income	802	631

Income before income tax expense	193,399	214,187
Income tax expense	3,500	3,853

Net income	189,899	210,334
Net income attributable to noncontrolling interests	20,149	3,366

Net income attributable to Access Midstream Partners, L.P.	$169,750	$206,968

Limited partner interest in net income
Net income attributable to Access Midstream Partners, L.P.	$169,750	$206,968
Less general partner interest in net income	(69,808)	(23,378)

Limited partner interest in net income	$99,942	$183,590

Net income per limited partner unit – basic and diluted
Common units	$0.36	$0.54
Subordinated units	$—	$0.93
Weighted average limited partner units outstanding used for net income per unit calculation – basic and diluted (in thousands)
Common units	188,919	117,282
Subordinated units	—	57,184

(1)	Excludes revenue from equity investments of $255.7 million and $173.0 million for the nine months ended September 30, 2014 and 2013, respectively that is included in Income from Unconsolidated Affiliates.

If either Chesapeake Energy Corporation (“Chesapeake”) or Total E&P USA, Inc. (“Total”) does not meet its minimum volume commitment to the Partnership in the Barnett Shale region or Chesapeake does not meet its minimum volume commitment in the Haynesville Shale region under the relevant gas gathering agreement for specified annual periods, Chesapeake or Total is obligated to pay the Partnership a fee equal to the applicable fee for each mcf by which the applicable party’s minimum volume commitment for the year exceeds the actual volumes gathered on the Partnership’s systems. Should payments be due under the minimum volume commitment with respect to any year, the Partnership recognizes the associated revenue in the fourth quarter of that year.

(2)	In July 2014, the Partnership reassessed the estimated useful lives of its gathering systems. Through this assessment, the Partnership increased the useful lives of its gathering systems from 20 years to 30 years. In accordance with FASB ASC 250, the Partnership determined that the change in depreciation method is a change in accounting estimate, and accordingly, the change will be applied on a prospective basis. The effect of this change in estimate resulted in a decrease in depreciation expense for the nine months ended September 30, 2014, by approximately $29.7 million, or by approximately $0.16 per unit.

Access Midstream Partners, L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

($ in thousands)

(unaudited)

	As of September 30, 2014	As of December 31, 2013
Assets
Total current assets	$265,470	$257,931

Property, plant and equipment
Gathering systems	6,609,159	5,974,940
Other fixed assets	380,102	175,411
Less: Accumulated depreciation	(1,050,129)	(859,551)

Total property, plant and equipment, net	5,939,132	5,290,800

Investments in unconsolidated affiliates	2,177,899	1,936,603
Intangible customer relationships, net	354,558	372,391
Deferred loan costs, net	61,879	59,721

Total assets	$8,798,938	$7,917,446

Liabilities and Partners’ Capital
Total current liabilities	$294,548	$306,472

Long-term liabilities
Long-term debt	4,120,728	3,249,230
Other liabilities	18,856	8,954

Total long-term liabilities	4,139,584	3,258,184

Total partners’ capital	4,364,806	4,352,790

Total liabilities and partners’ capital	$8,798,938	$7,917,446

Access Midstream Partners, L.P.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

($ in thousands)

(unaudited)

	Nine Months Ended September 30,
	2014	2013
Cash flows from operating activities
Net income	$189,899	$210,334
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	241,974	215,605
Income from unconsolidated affiliates	(144,008)	(91,588)
Other non-cash items	29,242	8,781
Distribution of earnings received from unconsolidated affiliates	206,108	4,737
Changes in assets and liabilities
Decrease (increase) in accounts receivable	19,782	(42,218)
(Increase) decrease in other assets	(5,847)	1,721
Increase (decrease) in accounts payable	22,945	(12,595)
(Decrease) increase in accrued liabilities	(26,760)	63,229

Net cash provided by operating activities	533,335	358,006

Cash flows from investing activities
Additions to property, plant and equipment	(767,876)	(811,111)
Purchase of compression assets	(159,210)	—
Investments in unconsolidated affiliates	(286,267)	(425,298)
Proceeds from sale of assets	21,190	72,408

Net cash used in investing activities	(1,192,163)	(1,164,001)

Cash flows from financing activities
Proceeds from long-term borrowings	1,881,771	1,445,500
Payments on long-term borrowings	(1,759,771)	(1,340,700)
Proceeds from issuance of common units	52,155	399,812
Proceeds from issuance of senior notes	750,000	414,094
Distribution to unitholders	(390,615)	(275,199)
Capital contribution from noncontrolling interests	143,775	120,594
Payments on capital lease obligations	(2,591)	—
Debt issuance costs	(8,929)	(11,735)
Other	3,665	8,598

Net cash provided by financing activities	669,460	760,964

Net increase (decrease) in cash and cash equivalents	10,632	(45,031)
Cash and cash equivalents
Beginning of period	17,229	64,994

End of period	$27,861	$19,963

Access Midstream Partners, L.P.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

($ in thousands)

(unaudited)

	Three Months Ended September 30,
	2014	2013
Net Income attributable to Access Midstream Partners, L.P.	$41,218	$78,217
Adjusted for:
Interest expense	44,353	28,600
Income tax expense	311	1,353
Depreciation and amortization expense	66,454	77,086
Other	2,064	(1,257)
Income from unconsolidated affiliates	(53,067)	(32,835)
EBITDA from unconsolidated affiliates(1) (2)	74,435	52,452
Expense for non-cash equity awards	—	5,847
Implied minimum volume commitment	47,000	17,500
Transaction related costs	96,001	—

Adjusted EBITDA	$318,769	$226,963

Adjusted for:
Maintenance capital expenditures	(32,500)	(27,500)
Cash portion of interest expense	(42,189)	(26,645)
Income tax expense	(311)	(1,353)
Cash impact of transaction related costs	(123,746)	—

Distributable cash flow	$120,023	$171,465

Cash impact of transaction related costs	123,746	—

Adjusted distributable cash flow	$243,769	$171,465

Cash provided by operating activities	$70,574	$140,426
Adjusted for:
Change in assets and liabilities	62,105	(10,122)
Distribution of earnings received from unconsolidated affiliates	(50,750)	(4,737)
Interest expense	44,353	28,600
Income tax expense	311	1,353
Other non-cash items	(25,260)	(4,356)
EBITDA from unconsolidated affiliates(1) (2)	74,435	52,452
Expense for non-cash equity awards	—	5,847
Implied minimum volume commitment	47,000	17,500
Transaction related costs	96,001	—

Adjusted EBITDA	$318,769	$226,963

Adjusted for:
Maintenance capital expenditures	(32,500)	(27,500)
Cash portion of interest expense	(42,189)	(26,645)
Income tax expense	(311)	(1,353)
Cash impact of transaction related costs	(123,746)	—

Distributable cash flow	$120,023	$171,465

Cash impact of transaction related costs	123,746	—

Adjusted distributable cash flow	$243,769	$171,465

Cash distribution
Limited partner units 2014: ($0.615 x 190,795,199 units) 2013: ($0.535 x 188,047,721 units)	$117,339	$100,606
General partner interest	28,763	13,304

Total cash distribution	$146,102	$113,910

Distribution coverage ratio	0.82	1.51

Adjusted distribution coverage ratio	1.67	1.51

Access Midstream Partners, L.P.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

($ in thousands)

(unaudited)

	Nine Months Ended September 30,
	2014	2013
Net Income attributable to Access Midstream Partners, L.P.	$169,750	$206,968
Adjusted for:
Interest expense	125,829	83,394
Income tax expense	3,500	3,853
Depreciation and amortization expense	241,974	215,605
Other	(833)	(1,577)
Income from unconsolidated affiliates	(144,008)	(91,588)
EBITDA from unconsolidated affiliates(1) (2)	214,003	141,662
Expense for non-cash equity awards	23,789	22,170
Implied minimum volume commitment	114,000	37,500
Transaction related costs	96,001	—

Adjusted EBITDA	$844,005	$617,987

Adjusted for:
Maintenance capital expenditures	(97,500)	(82,500)
Cash portion of interest expense	(119,563)	(76,852)
Income tax expense	(3,500)	(3,853)
Cash impact of transaction related costs	(123,746)	—

Distributable cash flow	$499,696	$454,782

Cash impact of transaction related costs	123,746	—

Adjusted distributable cash flow	$623,442	$454,782

Cash provided by operating activities	$533,335	$358,006
Adjusted for:
Change in assets and liabilities	(10,120)	(10,137)
Distribution of earnings received from unconsolidated affiliates	(206,108)	(4,737)
Interest expense	125,829	83,394
Income tax expense	3,500	3,853
Other non-cash items	(50,224)	(13,724)
EBITDA from unconsolidated affiliates(1) (2)	214,003	141,662
Expense for non-cash equity awards	23,789	22,170
Implied minimum volume commitment	114,000	37,500
Transaction related costs	96,001	—

Adjusted EBITDA	$844,005	$617,987

Adjusted for:
Maintenance capital expenditures	(97,500)	(82,500)
Cash portion of interest expense	(119,563)	(76,852)
Income tax expense	(3,500)	(3,853)
Cash impact of transaction related costs	(123,746)	—

Distributable cash flow	$499,696	$454,782

Cash impact of transaction related costs	123,746	—

Adjusted distributable cash flow	$623,442	$454,782

Access Midstream Partners, L.P.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

($ in thousands)

(unaudited)

(1)	EBITDA from unconsolidated affiliates is calculated as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	($ in thousands)
Net income	$53,067	$32,835	$144,008	$91,588
Depreciation and amortization expense	21,366	19,624	69,873	50,097
Other	2	(7)	122	(23)

EBITDA from unconsolidated affiliates	$74,435	$52,452	$214,003	$141,662

(2)	The Partnership maintains equity investments in 10 gathering systems in the Marcellus Shale, an equity investment in Utica East Ohio Midstream, LLC. and an equity investment in Ranch Westex JV, LLC.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	($ in thousands)
GAAP Capital Expenditures	$246,706	$265,517	$767,876	$811,111
Adjusted for:
Capital expenditures included in unconsolidated affiliates	83,757	180,286	306,601	535,964
Capital expenditures attributable to noncontrolling interest	(58,717)	(46,862)	(162,979)	(114,208)

Net Capital Expenditures	$271,746	$398,941	$911,498	$1,232,867

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	($ in thousands)
Revenues	$313,849	$260,943	$883,861	$745,144
Adjusted for:
Revenues included in investments in unconsolidated affiliates	91,741	66,525	255,709	173,035

Total revenues including revenues from equity investments	$405,590	$327,468	$1,139,570	$918,179

Access Midstream Partners, L.P.

SEGMENT INFORMATION AND OPERATING STATISTICS

(unaudited)

	Three Months Ended September 30,
	2014	2013
Barnett Shale
Operating income	41,266	45,806
Income from unconsolidated affiliates	—	—
Capital expenditures(1)	1,670	11,337
Throughput, bcf per day	0.876	1.064
Approximate miles of pipe at end of period	860	858
Gas compression (horsepower) at end of period	139,115	154,495
Eagle Ford Shale
Operating income	58,119	46,405
Income from unconsolidated affiliates	—	—
Capital expenditures(1)	33,139	80,794
Throughput, bcf per day	0.348	0.295
Approximate miles of pipe at end of period	919	804
Gas compression (horsepower) at end of period	98,772	77,672
Haynesville Shale
Operating income (loss)	6,827	(2,251)
Income from unconsolidated affiliates	—	—
Capital expenditures(1)	3,633	2,947
Throughput, bcf per day	0.714	0.632
Approximate miles of pipe at end of period	585	581
Gas compression (horsepower) at end of period	18,420	20,195
Marcellus Shale
Operating income	284	434
Income from unconsolidated affiliates	40,418	33,925
Capital expenditures(1)	56,033	75,310
Throughput, bcf per day(2)	1.193	1.065
Approximate miles of pipe at end of period	968	1,389
Gas compression (horsepower) at end of period	136,090	99,905
Niobrara Shale
Operating income (loss)	2,576	(478)
Income from unconsolidated affiliates	—	—
Capital expenditures(1)	36,748	10,419
Throughput, bcf per day(2)	0.030	0.016
Approximate miles of pipe at end of period	159	123
Gas compression (horsepower) at end of period	50,960	15,665
Utica Shale
Operating income	30,626	8,435
Income (loss) from unconsolidated affiliates	9,865	(1,453)
Capital expenditures(1)	87,781	169,317
Throughput, bcf per day(2)	0.418	0.140
Approximate miles of pipe at end of period	351	220
Gas compression (horsepower) at end of period	124,360	57,730
Mid-Continent
Operating income	24,654	12,880
Income from unconsolidated affiliates	2,784	363
Capital expenditures(1)	24,855	21,838
Throughput, bcf per day	0.554	0.584
Approximate miles of pipe at end of period	2,931	2,791
Gas compression (horsepower) at end of period	112,804	108,410
Corporate
Operating loss	(121,065)	(35,138)
Capital expenditures(1)	27,887	26,979
Total
Operating income	43,287	76,093
Income from unconsolidated affiliates	53,067	32,835
Capital expenditures(1)	271,746	398,941
Throughput, bcf per day(2)	4.133	3.796
Approximate miles of pipe at end of period	6,773	6,766
Gas compression (horsepower) at end of period	680,521	534,072

(1)	Includes capital expenditures accounted for as part of the Partnership’s equity investments and excludes capital expenditures attributable to noncontrolling interests. See page 13 of this release for required reconciliation to GAAP capital expenditures.
(2)	Throughput in all regions represents the net throughput allocated to the Partnership’s interest.

Access Midstream Partners, L.P.

SEGMENT INFORMATION AND OPERATING STATISTICS

(unaudited)

	Nine Months Ended September 30,
	2014	2013
Barnett Shale
Operating income	114,732	133,457
Income from unconsolidated affiliates	—	—
Capital expenditures(1)	10,462	45,736
Throughput, bcf per day	0.924	1.051
Approximate miles of pipe at end of period	860	858
Gas compression (horsepower) at end of period	139,115	154,495
Eagle Ford Shale
Operating income	158,115	119,316
Income from unconsolidated affiliates	—	—
Capital expenditures(1)	156,712	246,153
Throughput, bcf per day	0.303	0.260
Approximate miles of pipe at end of period	919	804
Gas compression (horsepower) at end of period	98,772	77,672
Haynesville Shale
Operating income	1,353	2,663
Income from unconsolidated affiliates	—	—
Capital expenditures(1)	9,879	13,509
Throughput, bcf per day	0.628	0.698
Approximate miles of pipe at end of period	585	581
Gas compression (horsepower) at end of period	18,420	20,195
Marcellus Shale
Operating (loss) income	(765)	5,219
Income from unconsolidated affiliates	121,621	93,663
Capital expenditures(1)	142,715	244,686
Throughput, bcf per day(2)	1.195	0.976
Approximate miles of pipe at end of period	968	1,389
Gas compression (horsepower) at end of period	136,090	99,905
Niobrara Shale
Operating income (loss)	6,497	(1,110)
Income from unconsolidated affiliates	—	—
Capital expenditures(1)	80,312	22,018
Throughput, bcf per day(2)	0.026	0.012
Approximate miles of pipe at end of period	159	123
Gas compression (horsepower) at end of period	50,960	15,665
Utica Shale
Operating income	59,473	12,889
Income (loss) from unconsolidated affiliates	14,975	(2,543)
Capital expenditures(1)	361,598	457,291
Throughput, bcf per day(2)	0.324	0.090
Approximate miles of pipe at end of period	351	220
Gas compression (horsepower) at end of period	124,360	57,730
Mid-Continent
Operating income	69,790	46,614
Income from unconsolidated affiliates	7,412	468
Capital expenditures(1)	64,329	92,516
Throughput, bcf per day	0.561	0.584
Approximate miles of pipe at end of period	2,931	2,791
Gas compression (horsepower) at end of period	112,804	108,410
Corporate
Operating loss	(234,777)	(113,686)
Capital expenditures(1)	85,491	110,958
Total
Operating income	174,418	205,362
Income from unconsolidated affiliates	144,008	91,588
Capital expenditures(1)	911,498	1,232,867
Throughput, bcf per day(2)	3.961	3.671
Approximate miles of pipe at end of period	6,773	6,766
Gas compression (horsepower) at end of period	680,521	534,072

(1)	Includes capital expenditures accounted for as part of the Partnership’s equity investments and excludes capital expenditures attributable to noncontrolling interests. See page 13 of this release for required reconciliation to GAAP capital expenditures.
(2)	Throughput in all regions represents the net throughput allocated to the Partnership’s interest.